# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACRES Commercial Realty Corp., CIK 0001332551
CUSIP: 00489Q102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 390 RXR Plaza, Uniondale, New York (NY), 11556
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0001510196
Persons authorized to receive notices and communications: Jaclyn Jesberger, ACRES Commercial Realty Corp., 390 RXR Plaza, Uniondale, New York (NY), 11556, (516) 535-0015

## Reporting persons
- Andrew Fentress (CIK 0001510196): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,029,855; shared voting power 44,799; sole dispositive power 1,029,855; shared dispositive power 44,799; aggregate amount beneficially owned 1,074,654 (7.99% of the class)
  Comment: The calculation of the foregoing percentage is based on 13,452,489 shares of Common Stock outstanding, as reported in the periodic report on Form 8-K of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on August 6, 2026.
- ESD Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 988,453; shared voting power 0; sole dispositive power 988,453; shared dispositive power 0; aggregate amount beneficially owned 988,453 (7.35% of the class)
  Comment: The calculation of the foregoing percentage is based on 13,452,489 shares of Common Stock outstanding, as reported in the periodic report on Form 8-K of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on August 6, 2026.
- Priority One Productions LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 892,213; shared voting power 0; sole dispositive power 892,213; shared dispositive power 0; aggregate amount beneficially owned 892,213 (6.63% of the class)
  Comment: The calculation of the foregoing percentage is based on 13,452,489 shares of Common Stock outstanding, as reported in the periodic report on Form 8-K of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on August 6, 2026.
- Wendy Fentress: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 892,213; shared voting power 0; sole dispositive power 892,213; shared dispositive power 0; aggregate amount beneficially owned 892,213 (6.63% of the class)
  Comment: The calculation of the foregoing percentage is based on 13,452,489 shares of Common Stock outstanding, as reported in the periodic report on Form 8-K of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on August 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ACRES Commercial Realty Corp.
Address of issuer's principal executive offices: 390 RXR Plaza, Uniondale, New York (NY), 11556

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) Andrew Fentress, (ii) ESD Capital, LLC, a Delaware limited liability company, (iii) Priority One Productions LLC, a New York limited liability company, and (iv) Wendy Fentress. Mr. Fentress is the sole member of ESD Capital, LLC. Ms. Fentress is the controlling member of Priority One Productions LLC. Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Exchange Act of 1934, as amended.
Residence or business address: The principal business address of each reporting person is: 390 RXR Plaza, Uniondale, NY 11556.
Present principal occupation or employment: The principal occupation of Mr. Fentress is to serve as Chairman of the Board and Managing Director - Capital Markets of the issuer. Ms. Fentress is the spouse of Mr. Fentress. The principal businesses of ESD Capital, LLC and Priority One Productions LLC are to serve as holding companies for Mr. Fentress and Ms. Fentress' investments.
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship:
Andrew Fentress - United States of America
ESD Capital, LLC - Delaware
Priority One Productions LLC - New York
Wendy Fentress - United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 29, 2026, ACRES Commercial Realty Corp. (the "Company") and ACRES Holdings Sub LLC ("Merger Sub"), a subsidiary of the Company, on the one hand, and ACRES Capital Corp ("ACC") and ACRES Capital, LLC, a subsidiary of ACC and the external manager of the Company (the "Manager"), on the other hand, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which ACC will be merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of the Company (the "Merger"). The Merger was completed pursuant to the terms of the Merger Agreement on August 6, 2026 (the "Effective Time"). At the Effective Time, each outstanding share of common stock, $0.0001 par value per share, of ACC ("ACC Common Stock") was converted into 2.61882 shares of common stock, $0.001 par value per share, of the Company (the "ACR Common Stock"). As a result of the reporting persons' ownership of the Manager and allocations of ACR Common Stock, an aggregate of 1,880,666 shares of ACR Common Stock were issued to the Reporting Persons in connection with the Merger.

## Item 4. Purpose of Transaction
Purpose of transaction:
(a) See Item 3 for a discussion of the Merger.

(b) See Item 3 for a discussion of the Merger.

(c) Not applicable

(d) Not applicable

(e) Not applicable

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) Not applicable

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Andrew Fentress
Amount beneficially owned: 1,074,654
Percentage: 7.99%

ESD Capital, LLC
Amount beneficially owned: 988,453
Percentage: 7.35%

Priority One Productions LLC
Amount beneficially owned: 892,213
Percentage: 6.63%

Wendy Fentress
Amount beneficially owned: 892,213
Percentage: 6.63%

The calculation of the foregoing percentage is based on 13,452,489 shares of Common Stock outstanding, as reported in the periodic report on Form 8-K of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Andrew Fentress
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 1,029,855
ii. Shared power to vote or to direct the vote: 44,799
iii. Sole power to dispose or to direct the disposition of: 1,029,855
iv. Shared power to dispose or to direct the disposition of: 44,799

ESD Capital, LLC
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 988,453
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 988,453
iv. Shared power to dispose or to direct the disposition of: 0

Priority One Productions LLC
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 892,213
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 892,213
iv. Shared power to dispose or to direct the disposition of: 0

Wendy Fentress
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 892,213
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 892,213
iv. Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Agreement and Plan of Merger, dated April 29, 2026, by and among ACRES Commercial Realty Corp. ACRES Holdings Sub LLC, ACRES Capital Corp and ACRES Capital, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-32733) filed with the SEC on April 30, 2026).

Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Andrew Fentress: /s/ Andrew Fentress, Andrew Fentress (08/06/2026)
- ESD Capital, LLC: /s/ Andrew Fentress, Andrew Fentress, its sole member (08/06/2026)
- Priority One Productions LLC: /s/ Wendy Fentress, Wendy Fentress, its controlling member (08/06/2026)
- Wendy Fentress: /s/ Wendy Fentress, Wendy Fentress (08/06/2026)